

November 5, 2012

Via E-mail
Ms. Anna T. Chew
Vice President and Chief Financial Officer
UMH Properties, Inc.
3499 Route 9 North
Suite 3C
Freehold, NJ 07728

> **Re: UMH Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 1-12690**

Dear Ms. Chew:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 6 - Selected Financial Data, page 26

1.   We note that your non-GAAP measure "funds from operations" includes an adjustment for preferred dividends, which appears to be inconsistent with NAREIT's definition of FFO. Please revise in future filings to rename your non-GAAP measure (e.g., FFO available to common shareholders), and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure. Please provide us with your proposed disclosure.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements and Contractual Obligations, page 35

2.   In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated Statements of Income, page 68

3.   Please revise in future filings to include amortization of financing costs in interest expense or tell us how you determined this was an operating expense.

Form 10-Q for the Period Ended June 30, 2012

Note 3 – Investment Property and Equipment, page 12

4.   Please tell us how you determined it was appropriate to recognize the $499,471 received as other income upon signing of the oil and gas lease, and cite the authoritative literature upon which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant